SEC FILE NO. 70-9843

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549





                             CERTIFICATE PURSUANT TO

                                     RULE 24

                                OF COMPLETION OF

                                   TRANSACTION





                             CMS ENERGY CORPORATION






                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


In the Matter of                    )        Certificate Pursuant to Rule 24
CMS ENERGY CORPORATION              )        of Completion of Transaction
SEC File No. 70-9843                )
(Public Utility Holding Company     )
 Act of 1935)


     CMS Energy Corporation ("CMS Energy") hereby certifies pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935, as amended, that the transactions authorized by the Commission's Order, dated March 22, 2001, have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration on Form U-1, as amended on March 22, 2001, in SEC File No.70-9843, as follows:

     1. On April 1, 2001, Consumers Energy Company ("Consumers"), a wholly owned public utility subsidiary of CMS Energy, transferred its ownership interest in certain transmission facilities to Michigan Electric Transmission Company ("Michigan Transco"), pursuant to an agreement between Consumers and Michigan Transco.

     2. In exchange for the transmission facilities, Consumers received all of the common stock of Michigan Transco.

     3. Filed herewith as Exhibit F-2 is the "past-tense" opinion of David A. Mikelonis, General Counsel of Consumers Energy Company.

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                            CMS ENERGY CORPORATION


Date:  April 12, 2001                       By:   /s/David W. Joos
                                            Title:  Executive Vice President &
                                                    Chief Operating Officer -
                                                    Electric




Exhibits


  F-2           "Past-tense" opinion of David A. Mikelonis